UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                                                                          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In July 2015, Sanofi issued the statements attached hereto as Exhibit 99.1 to 99.11 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 3, 2015: Sanofi’s New Basal Insulin Lantus® XR, Known as Toujeo® in the U.S. and Europe, Approved in Japan for the Treatment of Diabetes Mellitus

Exhibit 99.2	Press release dated July 8, 2015: Sanofi Extends Collaboration with Medicines for Malaria Venture to Fight One of the World’s Deadliest Parasitic Diseases

Exhibit 99.3	Press release dated July 9, 2015: Sanofi and Regeneron Announce Phase 3 Results Showing LDL-C Reductions of More Than 60 Percent in Japanese Patients Treated with Praluent® (alirocumab) Injection

Exhibit 99.4	Press release dated July 10, 2015: Sanofi: Merial Introduces Oravet® Dental Hygiene Chews for Dogs

Exhibit 99.5	Press release dated July 15, 2015: Sanofi Announces New, Global Business Unit Structure to Drive Future Growth

Exhibit 99.6	Press release dated July 24, 2015: Sanofi and Regeneron Announce CHMP Recommends European Approval of Praluent® (alirocumab) for the Treatment of Hypercholesterolemia

Exhibit 99.7

Press release dated July 24, 2015: Sanofi and Regeneron Announce FDA Approval of Praluent® (alirocumab) Injection, the First PCSK9 Inhibitor in the U.S., for the Treatment of High LDL Cholesterol in Adult Patients

Exhibit 99.8	Press release dated July 27, 2015: Genzyme Strengthens Endocrinology Portfolio with Acquisition of Rare Disease Therapy Caprelsa® (vandetanib) from AstraZeneca

Exhibit 99.9	Press release dated July 27, 2015: New England Journal of Medicine Publishes New Analyses Confirming that Sanofi Pasteur’s Vaccine Candidate Safely Protects Pre-Adolescents to Adults Against Dengue

Exhibit 99.10	Press release dated July 28, 2015: Sanofi and Regeneron Launch Major New Immuno-Oncology Collaboration

Exhibit 99.11	Press release dated July 29, 2015: Sanofi Announces that First LixiLan Phase III Study Met Primary Endpoint

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2015	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 3, 2015: Sanofi’s New Basal Insulin Lantus® XR, Known as Toujeo® in the U.S. and Europe, Approved in Japan for the Treatment of Diabetes Mellitus

Exhibit 99.2	Press release dated July 8, 2015: Sanofi Extends Collaboration with Medicines for Malaria Venture to Fight One of the World’s Deadliest Parasitic Diseases

Exhibit 99.3	Press release dated July 9, 2015: Sanofi and Regeneron Announce Phase 3 Results Showing LDL-C Reductions of More Than 60 Percent in Japanese Patients Treated with Praluent® (alirocumab) Injection

Exhibit 99.4	Press release dated July 10, 2015: Sanofi: Merial Introduces Oravet® Dental Hygiene Chews for Dogs

Exhibit 99.5	Press release dated July 15, 2015: Sanofi Announces New, Global Business Unit Structure to Drive Future Growth

Exhibit 99.6	Press release dated July 24, 2015: Sanofi and Regeneron Announce CHMP Recommends European Approval of Praluent® (alirocumab) for the Treatment of Hypercholesterolemia

Exhibit 99.7

Press release dated July 24, 2015: Sanofi and Regeneron Announce FDA Approval of Praluent® (alirocumab) Injection, the First PCSK9 Inhibitor in the U.S., for the Treatment of High LDL Cholesterol in Adult Patients

Exhibit 99.8	Press release dated July 27, 2015: Genzyme Strengthens Endocrinology Portfolio with Acquisition of Rare Disease Therapy Caprelsa® (vandetanib) from AstraZeneca

Exhibit 99.9	Press release dated July 27, 2015: New England Journal of Medicine Publishes New Analyses Confirming that Sanofi Pasteur’s Vaccine Candidate Safely Protects Pre-Adolescents to Adults Against Dengue

Exhibit 99.10	Press release dated July 28, 2015: Sanofi and Regeneron Launch Major New Immuno-Oncology Collaboration

Exhibit 99.11	Press release dated July 29, 2015: Sanofi Announces that First LixiLan Phase III Study Met Primary Endpoint